ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

October 6, 2017

Enerplus Announces Conference Call for Third Quarter 2017 Results

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) will be releasing operating and financial results for the quarter ended September 30, 2017 prior to market open on Thursday, November 9, 2017. A conference call will be hosted by Enerplus' President & CEO, Mr. Ian C. Dundas, at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are as follows:

Q3 2017 Results Live Conference Call

Date: Thursday, November 9, 2017
Time: 9:00 AM MT (11:00 AM ET)
Dial-In: 647-427-7450
               1-888-231-8191 (toll free)
Audiocast: http://event.on24.com/r.htm?e=1516988&s=1&k=20AE8FC7B0697879EF594B0CE2E9A824

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In: 416-849-0833
               1-855-859-2056 (toll free)
Passcode: 92669366

Electronic copies of Enerplus' 2016 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on its website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation